SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 9)(1)

                              Puroflow Incorporated
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   746 375 104
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 22, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 746 375 104                 13D          Page 2 of 7 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            1,505,000
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        -0-
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        1,505,000
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       1,505,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       18.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 746 375 104                 13D          Page 3 of 7 Pages
--------------------------------               ---------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            1,505,000
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        - 0 -
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        1,505,000
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       1,505,00
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       18.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 746 375 104                 13D          Page 4 of 7 Pages
--------------------------------               ---------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      ROBERT FRANKFURT
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            -0-
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        - 0 -
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        -0-
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       -0-
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       -0-
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------               ---------------------------------
CUSIP No. 746 375 104                 13D          Page 5 of 7 Pages
--------------------------------               ---------------------------------


         The following  constitutes  Amendment No. 9 ("Amendment  No. 9") to the
Schedule 13D filed by the undersigned. This Amendment No. 9 amends the Schedule 13D as specifically set forth.

 Item 2. Is hereby amended to add the following:

Item 2.     Identity & Background.

            At the Issuer's 1999 Annual Meeting of Stockholders, held on October 21, 1999 the Issuer reduced the size of the Board to five members, and Steven Wolosky was not nominated for re-election. Accordingly, as of October 21, 1999, Steven Wolosky is no longer a Reporting Person.

 Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source and Amount of Funds.

         The aggregate purchase price of the 1,505,000 Shares of Common Stock owned by Steel Partners II is $1,269,602. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 5(a) is hereby amended to read as follows:

Item 5.     Interest in Securities of the Issuer.

            (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,123,721 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended July 31, 1999.

            As of the close of business on October 26, 1999, Steel Partners II beneficially owns 1,505,000 Shares of Common Stock, constituting approximately 18.5% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,505,000 Shares, representing approximately 18.5% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,505,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open market transactions.

Item 5(c) is hereby amended to read as follows:

            (c) Steel Partners II, L.P. engaged in the following transactions since the filing of Amendment No. 8.

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CUSIP No. 746 375 104                 13D          Page 6 of 7 Pages
--------------------------------               ---------------------------------


Number of Shares          Purchase Price Per Share         Date of Purchase
    Purchased
     47,500                        .80500                      9/28/99
      2,500                        .77000                      10/12/99
      9,000                        .76000                      10/19/99
     15,000                        .77000                      10/21/99
     10,000                        .77000                      10/22/99
      5,000                        .77000                      10/25/99

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CUSIP No. 746 375 104                 13D          Page 7 of 7 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 28, 1999                    STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C. General
                                                Partner

                                           By:/s/ Warren Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer


                                              /s/ Warren Lichtenstein
                                              ----------------------------------
                                              WARREN G. LICHTENSTEIN